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                                                                     Exhibit 99
FOR IMMEDIATE RELEASE:  MIDWEST GRAIN REPORTS FIRST QUARTER RESULTS

         ATCHISON, Kan., November 2, 2000--Midwest Grain Products, Inc. (MWGP) reported today that higher energy costs combined with non-recurring expenses related to the start-up of new distillery equipment at the company's Atchison, Kan., plant had a negative impact on earnings in the first quarter of fiscal 2001. However, the company expects profitability to return in the second quarter, according to Ladd Seaberg, president and chief executive officer.

         For this year's first quarter, which ended Sept. 30, the company incurred a net loss of $395,000, or 5 cents per share, on sales of $58,297,000. For the same period the prior year, the company had net income of $751,000, or 8 cents per share, on sales of $54,975,000. The company's earnings before interest, taxes, depreciation and amortization in the current year's first quarter was $2,967,000 compared to $5,009,000 in the first quarter of fiscal 2000.

         "Despite the disappointing start in fiscal 2001, I remain highly optimistic about our ability to show positive earnings as the year progresses," Seaberg said. "Furthermore," he added, "I maintain great confidence in our long-term growth strategies, which focus on strengthening our position as the leading producer and marketer of value-added proteins and starches derived from wheat."

         Seaberg noted that the recent addition of Mike Trautschold as executive vice president of marketing and sales is already proving to be "a sound move" toward reaching the company's goals. Trautschold, who was hired by Midwest Grain in September, previously held key marketing positions at Schwan's Sales Enterprises, ConAgra, Inc., and Oscar Mayer, a division of Kraft General Foods. "Mike brings a vast amount of experience to this newly created position at Midwest Grain," Seaberg said. "His astute awareness and understanding of market dynamics, his outstanding managerial and analytical skills, and his ability to develop solid action plans are all qualities that will help move our sales and marketing programs to higher levels of success."

         The increased energy costs, which the company experienced in the first quarter, were caused by a dramatic rise in natural gas prices. Since then, natural gas prices have declined modestly. In addition, the company presently is using less expensive fuel oil to satisfy a major portion of its total energy needs at its Atchison plant. The installation of new distillery equipment at the Atchison plant consisted principally of new distillation columns to replace older units. "While the entire plant was temporarily shut down during the final installation of this new equipment in late August, our operational efficiencies have since returned to their more desired levels," Seaberg said. "In fact," he went on, "our alcohol production efficiencies have improved rather noticeably as planned, and we are now able to provide the food grade beverage and industrial alcohol markets with an even higher purity, high quality product."

         Seaberg said the distillery equipment came on line just as the company began to experience heightened demand in the beverage sector. "The timing of this project could not have been better," he said. "Because we took the necessary steps when we did, we are now in a great position to meet the increased needs of the market." Additionally, he said, demand for the company's fuel grade alcohol has risen even more sharply, raising production levels and selling prices in the current quarter. The heightened demand for fuel grade alcohol, or ethanol as it is commonly known, has resulted partially from the
Environmental   Protection   Agency's  (EPA)  proposal  to  phase  out  MTBE,  a
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synthetically-derived   fuel   oxygenate   that  has  shown  to  be  harmful  to
groundwater.

         Demand for the company's specialty wheat proteins continues to show gradual improvement. However, first quarter sales of the company's vital wheat gluten decreased compared to the same period a year ago due to a lull in demand and resulting pricing pressures in that market. According to Seaberg, those pressures could have been more drastic in the quarter had President Clinton not decided to allocate imports of foreign wheat gluten on a quarterly rather than an annual basis with the start of the third year of a three-year-long quota on June 1. The President additionally added Poland to the list of countries which are subject to the quota after determining that dramatically increased gluten imports from that nation "have impaired the effectiveness" of the quota. In the 12-month period prior to June 1, 1998, when the quota was implemented, less than 500,000 pounds of wheat gluten entered the U.S. from Poland. In the second year of the quota, which ended May 31, 2000, that amount rose to 13.1 million pounds, or nearly 8 percent of all imports.

         As previously announced, a dispute panel of the World Trade Organization (WTO) has challenged the U.S. safeguards decision under which the quota was implemented. The WTO challenge is being appealed by the U.S. Trade
Representative in a process that could extend through December, 2000. "Meanwhile, the ruling has no impact on the quota," Seaberg noted. "Therefore, we expect conditions in the wheat gluten market to remain unchanged at this time."

         Seaberg reiterated that conditions continue to "look highly positive and encouraging" for the company's value-added wheat proteins and starches. "These exciting products remain on a good upward growth spiral, among them our unique series of dough enhancement and conditioning systems for frozen and baked breads," he said. "Our value-added, wheat-based ingredients represent the cornerstone of our future, a future which currently looks very bright, thanks as well to the improvements we are experiencing in our alcohol markets, our improved efficiencies, strengthened marketing efforts and relatively low raw material costs for grain."

         Seaberg also announced that a new three-year labor agreement with the company has been ratified at the company's Pekin, Ill., plant by Local 4D of the United Food and Commercial Workers International Union. The new agreement is in effect through Oct. 31, 2003. A three-year contract with the union's local at the company's Atchison plant was ratified in September, 1999.

This news release contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate,"
"hopeful," "should," "may" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results and are not guarantees of future performance. The forward- looking statements are based on many assumptions and factors, including those relating to grain prices, gasoline prices, energy costs, product pricing, competitive environment and related marketing conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.